KAYE SCHOLER LLP

Jonathan M. Gottsegen
212 836-7263
Fax 212 836-7223
jgottsegen@kayescholer.com
425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

03007738

March 19, 2003

RECD S.E.C.
MAR 19 2003
1086

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

PROCESSED
APR 10 2003
THOMSON FINANCIAL

SUPPL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's March 17, 2003 press release discussing the Company's 2002 financial results.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Jonathan M. Gottsegen

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

dlw 4/8

LAGARDERE



Press Release

LAGARDERE MEDIA REPORTS 2002 OPERATING INCOME OF +385 M€, UP 15.6% (*)

At its meeting on March 14th, 2003, the Supervisory Board reviewed the Full Year 2002 Financial Statements of **LAGARDERE SCA**.

CONSOLIDATED REVENUE

The consolidated revenue for the year 2002 attained 13,216 M€ (compared to 2001 revenue of 13,295 M€).

- **Lagardère Media** revenue rose 5.6% (7.8% on a comparable basis) to 8,095 M€. This increase comes from the solid performance realized by the "Distribution & Services", "Lagardere Active" and "Book" divisions.

- **Matra Automobile** sales declined by 31.4%. The *Espace* minivan production was phased out in October 2002. In addition to that, the *Espace* experienced, for the months before, a significant erosion of its market share that is typical for a model that has reached the end of its cycle. Launched at the end of 2001, the new *Avantime* vehicle has not enjoyed the anticipated commercial success. Volumes delivered in 2002 are materially below expectations -including for the second half despite the entire product range being on the market.

- Full year 2002 **EADS** revenue was in line with its target of reaching a level close to 2001. The slight decline came, as expected, from the *Airbus* branch which delivered 303 aircrafts versus 325 the year before.

(*) *This rate is calculated using comparable accounting periods (January to December 2002 versus January to December 2001).*
Including the impact of the additional 3 months of activity in 2001 for Lagardere Active Broadcast (Dec. close instead of a Sept. close historically), Lagardère Media published operating income growth is 9%.

CONSOLIDATED OPERATING INCOME

- **Lagardère Media** Operating Income

  Lagardère Media contributed +385 M€ of operating income, and grew by 9%. **Excluding the additional three months in 2001** (December close instead of a September close historically) **of the "Lagardere Active Broadcast" activity** ("Radio" and "Audiovisual")**, the operating income growth for Lagardère Media is 15.6%.**

  "Hachette Livre" achieved an excellent performance in nearly all the publishing segments in France as well as in the U.K. with its operating income growing by +40%.

  "Lagardere Active" continued improving its results. Following the return to profitability in 2001, margins increased significantly in 2002. During the second half, the radio business segment benefited from the recovery in the advertising market. Moreover, the losses generated by the "Lagardere Active Broadband" branch (digital activities excluding Radio and Television) were once again significantly reduced.

  Given its strong internal growth, notably in its national distribution activity (particularly in the US and in Spain) and despite the *Virgin Megastore* Network related development costs, "Hachette Distribution Services" increased its operating income by nearly 9%.

  The US advertising market gradually showed signs of recovery in 2002, but was still in decline on a full year basis. Up against this unfavourable economic conditions, "Hachette Filipacchi Médias" managed to increase its operating income margin (9.1% versus 8.7% in 2001), as the result of the continued implementation of the profitability improvement plan.

In conclusion, across these globally more difficult markets, the significant increase in operating income of **Lagardère Media** reflects the intrinsic qualities of its lines of businesses (first class competitive positions, strong internationalisation, balance cyclical and non cyclical activities) and the solid execution of the organic growth and profitability improvement plans.

- <u>Other activities Operating Income</u>

  - In 2002, LAGARDERE SCA consolidated proportionally the **EADS** Group Income Statement at 15.10% and its Balance Sheet Statement at 15.07%.

    The **EADS** accounts have been restated in order to comply with LAGARDERE SCA French GAAP.

    Despite a difficult environment, especially for the civil aviation market and the space industry, **EADS** achieved its operational performance objective, that is an EBIT (Earnings before Interest and Taxes, pre-goodwill amortization and exceptionals) over 1.4 billion euros.

    In total, the **EADS** contribution to the LAGARDERE SCA consolidated accounts was +63 M€ in operating income (compared to +104 M€ in 2001). This decline derives, as expected, from the *Airbus* branch which delivered 303 aircrafts versus 325 the year before.

  - The **Automobile** segment reported an Operating Income of +7 M€ (versus +66 M€ prior year). The automobile Segment faced a steep and strong decline of its activities. This decrease stems from the end of the *Espace* model (Third generation), which production was stopped in October 2002 and from the commercial failure of the *Avantime*. At the end of February 2003, the decision was taken to stop the production of the *Avantime*.

The Consolidated Operating Income for 2002 amounts to +440 M€ (versus +514 M€ in 2001).

<u>INTEREST EXPENSE</u>

The Interest Expense in 2002 was -331 M€ versus -15 M€ for 2001. The 2002 figure includes an additional provision for depreciation of the *T-Online* shares of -278 M€ before taxes (complementary to the -157 M€ before taxes 2001 depreciation). The 2001 figure included the gain recorded on the sale of the **EADS** "Excess Shares" in 2001 (+ 210 M€).

Excluding these non-recurring amounts, the financial expense decreased to -53 M€ (versus -68 M€ in 2001) primarily as a result of the reduction of the cost of debt.

NON OPERATING INCOME (EXPENSE)

Non operating expense of -371 M€ in 2002 includes -266 M€ from **Matra Automobile** for the restructuring operations implemented in 2002 and the exit related costs.

It also reflects the impairment of goodwill and other intangibles for -40 M€, restructuring charges for -38 M€ (essentially media activities), and a -21 M€ **EADS** contribution.

INCOME TAXES

The income tax is a positive 143 M€ in 2002. This reflects a profit of +195 M€ , related to the reduction in the provision for the capital gains tax accrued following the sale of *Club Internet* in April 2000.
This adjustment is primarily the result of the reduction of the capital gain tax rate to the long term rate of 20.2%. The original provision was established based on the short term capital gains tax rate of 36.43%. This tax will come due when the *T-Online* shares will be sold. It is now certain that the shares will not be sold before end of April 2003 which means that the group will benefit from the reduced capital gains tax rate.

GOODWILL AMORTIZATION and **MINORITY INTERESTS** in Net Income do not present any significant variances.

INCOME FROM COMPANIES (ASSOCIATES) CONSOLIDATED BY THE EQUITY METHOD

This line amounts to -33 M€ versus +77 M€ in 2001.
It includes a depreciation of the MultiThématiques stake for -68 M€.
The *Canal*Satellite contribution has increased to +16.5 M€ (compared to +11 M€ in 2001 -before non recurring items of +39 M€).

In summary, the **Consolidated Net Loss** is **-291 M€** (compared to +616 M€ Net Income in 2001).

In millions of Euros	2002			2001		
	Lagardère excluding EADS	EADS	Total Lagardère	Lagardère excluding EADS	EADS	Total Lagardère
Consolidated Revenue	**8,877**	**4,339**	**13,216**	**8,810**	**4,486**	**13,295**
Operating Income	**377**	**63**	**440**	**410**	**104**	**514**
Interest Expense	**(302)**	**(29)**	**(331)**	**(4)**	**(11)**	**(15)**
Operating Income after Interest Expense	**75**	**34**	**108**	**406**	**93**	**499**
Non Operating Income / (loss) (Expense)	**(350)**	**(21)**	**(371)**	**(109)**	**462**	**353**
Preferred Remuneration	(11)	-	(11)	(14)	-	(14)
Income Tax	163	(20)	143	(102)	(66)	(168)
Goodwill Amortization	(79)	(46)	(125)	(75)	(46)	(121)
Net Income before Minority Interests and Associates	**(201)**	**(53)**	**(254)**	**106**	**444**	**550**
Income from Associates	(53)	20	(33)	58	19	77
Minority Interests	(8)	4	(4)	(18)	7	(11)
Net Income (Loss)	**(262)**	**(29)**	**(291)** (*)	**146**	**470**	**616**

(*) *Excluding **EADS** contribution, **LAGARDERE** Consolidated Net Income, after neutralizing the impacts from **Matra Automobile** and the T-Online stake, is +67 M€ in 2002 –stable with 2001 (+70 M€), when restated on the same basis (and excluding the net capital gain realized on EADS "excess shares").*

	2002	2001
Net Income (Loss) excl. EADS	(262)	146
Matra Automobile impact neutralization	**246**	(34)
T-Online impact neutralization	**83**	130
EADS "Excess Shares" impact neutralization	–	(172)
Net Income - adjusted	*67*	*70*

BALANCE SHEET

The net bank debt at 2002 year end of 1,394 M€ includes the December 2002 financing of the ongoing *Vivendi Universal Publishing* assets acquisition of 1.2 billion euros. The net bank debt is to be compared with the Consolidated Net Worth of 3,914 M€.

DIVIDEND

The Company's managing partners decided to propose at the General Shareholders Meeting a net dividend of 0.82 € / share (plus a tax credit of 0,41 €) identical to the prior year distribution.

Paris, March 17, 2003

***Press Contacts*:**

Thierry FUNCK-BRENTANO	**phone: 33 1.40.69.16.34** **e-mail: tfb@lagardere.fr**
Arnaud MOLINIE	**phone: 01.40.69.16.72** **e-mail: amolinie@lagardere.fr**

***Investor Relations Contact*:**

Alain LEMARCHAND	**phone: 33 1.40.69.18.02** **e-mail: alemarchand@lagardere.fr**